Filed by North Fork Bancorporation, Inc.
                        Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-2 and 14a-12 of the Securities Exchange Act of 1934 Subject Company: Dime Bancorp, Inc.
                        Commission File No. 001-13094


AN IMPORTANT MESSAGE TO ALL DIME BANCORP SHAREHOLDERS:

                           NORTH FORK TO COMMENCE
                       EXCHANGE OFFER TO ACQUIRE DIME

North Fork remains fully committed to its proposal to acquire Dime. However, if Dime's proposed merger with Hudson United is approved by Dime shareholders, North Fork will not proceed with its exchange offer.


                VOTE AGAINST THE DIME-HUDSON UNITED MERGER


                        NORTH FORK'S SUPERIOR OFFER

Under our offer, Dime Shareholders would receive 0.9302 shares of North Fork common stock and $2 in cash per Dime share. This is a significant premium over the implied value of the Hudson United merger and also increases Dime shareholders' dividends(1)

                       PROPOSED HUDSON UNITED MERGER

Under Dime's proposed merger with Hudson United, Dime shareholders would receive 0.60255 shares of a combined Dime/Hudson United per Dime share. This values Dime at $11.64 per share.(2)


                NORTH FORK'S OFFER IS THE BETTER ALTERNATIVE

North Fork has delivered superior shareholder value through industry-leading operating performance and a proven track record of merger integration.


      "I think if you were a Dime shareholder, it would be hard to say no to this offer by North Fork. North Fork is a better-run company with a better track record."
             --Marnie Pont O'Doherty, analyst, Keefe Bruyette & Woods(3)


      "All of us long-suffering Dime shareholders needed this. I don't think there's a Dime shareholder in the world with a brain who's not going to vote for. . . [the North Fork bid]."
             --Jeffrey Gendell, Tontine Partners LP, major Dime shareholder.(4)

      "It's going to be pretty hard for a shareholder to vote to approve this [the Hudson United deal] now from a matter of self-interest."
             --Kevin Timmons, analyst, First Albany Corp.(4)


                            TAKE ACTION NOW. . .
               VOTE TO INCREASE THE VALUE OF YOUR INVESTMENT!


                                 IMPORTANT

If you have any questions or need assistance in voting your shares against the Hudson United Merger, please call our proxy solicitor, D.F. King & Co., Inc., at 1-800-755-7250.



If you have not already voted, you can vote AGAINST the Hudson United merger by using the WHITE proxy card furnished by Dime, or by simply not returning the WHITE proxy card at all, which will have the effect of a vote against the merger. If you have already mailed a proxy card voting in favor of the Hudson United merger, you can still change your vote by delivering to Dime a later dated proxy card voting AGAINST the Hudson United merger or by informing Dime in writing by any means that you wish to REVOKE your prior proxy (addressed to Dime Bancorp, Inc., 589 Fifth Avenue, New York, New York 10017, Attention Gene C. Brooks, Corporate Secretary). If your shares are held in the name of a bank, broker or other nominee, you can contact the person responsible for your account and direct him or her to vote your shares AGAINST the proposed Hudson United merger.

                                   [NFB LOGO]

Investors and security holders are advised to read North Fork's preliminary proxy statement with respect to North Fork's solicitation of proxies against the proposed Dime/Hudson merger, filed with the Securities and Exchange Commission, and North Fork's registration statement with respect to its exchange offer for Dime common stock, when it becomes available, because each of these documents contains, or will contain, important information. Investors and security holders may obtain a free copy of the preliminary proxy statement, the exchange offer registration statement (when available) and other documents filed by North Fork with the SEC at the SEC's Internet web site at www.sec.gov. The proxy statement, the exchange offer registration statement (when available) and such other documents may also be obtained free of charge by overnight mail or direct electronic transmission by calling D.F. King & Co., Inc. toll-free at 1-800-755-7250.

North Fork, its directors and executive officers and certain other persons may be deemed to be "participants" in North Fork's solicitation of proxies from Dime stockholders. A detailed list of the names, affiliations and interests of the participants in the solicitation is contained in a statement on Schedule 14A filed by North Fork with the Securities and Exchange Commission on March 7, 2000.

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(1)   The current value of the North Fork offer is $15.49, based on March 8,
      2000 closing market prices.
(2)   As quoted in New York Newsday on March 7, 2000.
(3)   Based on March 8, 2000 closing market prices.
(4)   As quoted in the Financial Times on March 7, 2000.